SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 14, 2005
(Commission File No. 0-31202)

O2 plc
(Name of Registrant)

Wellington Street
Slough, Berkshire SL1 1YP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No:☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No:☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ No:☒

Enclosure:	Press announcement, dated March 14, 2005, regarding scheme of arrangement and associated placing announced

O2 plc

14 March 2005

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for ordinary shares in the capital of the Company in the United States, Canada, Australia, Japan or in any jurisdiction in which such offer or solicitation is unlawful. The ordinary shares in the capital of the Company have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

O2 plc (the “Company” or “O2”)
Scheme of arrangement and associated placing announced

The Scheme

As announced on 10 March 2005, the High Court of Justice sanctioned the Scheme proposed by mmO2 plc under section 425 of the Companies Act 1985. The Scheme is expected to become effective at or around 9:00 a.m. today.

Application has been made to the UK Listing Authority and the London Stock Exchange for 8,403,362,095 O2 plc Ordinary shares of 80p to be admitted to the Official List and to trading on the London Stock Exchange. Application has also been made for block listings totalling 131,000,000 Ordinary shares of 80p to be admitted to the Official List upon issuance. The block listings consist of 90,000,000 shares under the O2 Share Option Plan, 40,000,000 shares under the O2 Savings Related Share Option Scheme and 1,000,000 shares under Non-Executive Directors Remuneration Scheme.

These shares shall rank pari passu with the Ordinary shares of the Company and dealings are expected to commence at 8.00 am on 14 March, 2005.

The listing of the Ordinary shares of mmO2 plc on the Official List of the London Stock Exchange will be cancelled as at 8.00 am on 14 March 2005 but the mmO2 plc 6.375% Notes 25/01/07 and the mmO2 plc 7.625% Notes 25/01/2012 remain listed.

Details of elections for cash and shares

Under the Scheme, mmO2 shareholders had the option of electing to receive, in exchange for their existing shares in mmO2, either new shares in O2 plc or cash consideration under the Cash Alternative. The last date for receipt of forms of election was 9 March 2005. Shareholders who took no action and did not return a form of election were deemed to have elected for the Cash Alternative.

The result of the elections for the Cash Alternative are as follows:

	Number of shareholders	Number of shares

Election for shares:	665,143	7,200,226,933
Election for cash:	978,507	1,502,635,806

Total	1,643,650	8,702,862,739

As previously indicated in the circular to shareholders dated 12 January 2005 in relation to the Scheme, the Board has determined that the Cash Alternative should be limited to approximately 300 million shares, and that elections in excess of this limit should be scaled back on a basis which ensures that elections by holders of smaller numbers of shares are met in full.

As set out above, valid elections for the Cash Alternative represent an aggregate of 1,502,635,806 shares, in excess of the approximately 300 million share limit placed on the Cash Alternative. The Board, having considered the validly tendered elections for cash has determined that it will accept elections tendered in respect of an aggregate of 299,500,644 shares, representing the shareholdings of 833,011 holders of 1000 shares or less each.

Details of the placing

As previously announced, the Cash Alternative will be funded principally through the placing with investors in the market (the “Placing”) of the ordinary shares in O2 to which mmO2 plc shareholders successfully electing for the Cash Alternative would otherwise be entitled. An additional premium of 5 pence per share will be paid to such shareholders and will be financed by mmO2.

As a result of the Board’s decision to accept elections for the Cash Alternative as set out above, the Company today announces its intention to place 299,500,644 new ordinary shares (the “Placing Shares”), representing approximately 3.4% of its issued share capital, with institutional investors.

The proposed issue of Placing Shares will take place at a price established through an accelerated bookbuilding process. It is expected that the books will close no later than 4.30pm (G.M.T.) on 14 March 2005.

The Placing Shares will be credited as fully paid and will rank equally in all respects with the existing ordinary shares of 80 pence each in the share capital of O2, including the right to receive all dividends and other distributions declared, made or paid after the date of issue of the Placing Shares.

This announcement is not an offer of O2 shares for sale or issuance into the United States. The O2 shares have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, O2 plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

O2 plc

Date: March 14, 2005	By: /s/ Robert Harwood

Name: Robert Harwood
Title: Assistant Secretary